
05040693

BB 3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: East/West Securities Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Montgomery Street, Suite 993
(No. and Street)

San Francisco (City) CA (State) 94104-4395 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED 2005 WASH. D.C. 152

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leslie U. Harris 415-397-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samuel H. Wong & Co., LLP
(Name – *if individual, state last, first, middle name*)

400 Oyster Point Blvd., Suite 122 (Address) So. San Francisco (City) CA (State) 94080 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

RECD S.E.C.
MAR 3 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TLH 3/24

OATH OR AFFIRMATION

I, Leslie U. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East/West Securities Co., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

325-20002 325-20046

325-94001 325-94000

325-98238 325-98102

Signature

Partner

Title

Notary Public


CAROLYN BRUSCO
Commission # 1355506
Notary Public - California
San Francisco County
My Comm. Expires May 6, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: East/West Securities Co.

Address: 120 Montgomery Street, Suite 993
San Francisco CA 94104-4395

Telephone: 415-397-3400

SEC Registration Number: 8-26118

NASD Registration Number: 10038

(ii) Accounting Firm

Name: Samuel H. Wong & Co., LLP

Address: 400 Oyster Point Vlvd., Suite 122
So. San Francisco CA 94080

Telephone: 415-732-1288

Accountant's State Registration Number: (CA) PAR5573

(iii) Audit date covered by the Agreement: December 31, 2004
(Month) (Day) (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(XX) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: Leslie Harris

Name: Leslie U. Harris

(By Firm's FINOP or President)

Title: Partner & COO Date: February 25, 2005

East/West Securities Co.
(A Partnership)

Financial Statements

December 31, 2004 and 2003

East/West Securities Co.
(A Partnership)
Financial Statements
for the years ended December 31, 2004 and 2003

TABLE OF CONTENTS | PAGE NUMBER



SAMUEL H. WONG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

The Partners
East/West Securities Co.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of East/West Securities Co. (A Partnership) as of December 31, 2004 and 2003, and the related statements of income, changes of partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of East/West Securities Co. (A Partnership) as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supporting schedules are presented for the purposes of additional analysis and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Samuel H. Wong & Co. LLP

Samuel H. Wong & Co., LLP
Certified Public Accountants

San Francisco, California
February 4, 2005

South San Francisco Head Office:
400 Oyster Point Blvd., Suite 122
So. San Francisco, CA 94080, U.S.A.
Tel: (415) 732-1288
Fax: (415) 397-9028
Mobile: (415) 609-6789
Email: swongcpa@aol.com

Shanghai Representative Office:
1266 Nan Jing West Road
39/F, Plaza 66, Shanghai
P.R.C. 200040
Tel: (8621) 6288-0058
Mobile: (86) 138-1779-1830
Fax: (8621) 6288-0058

Hong Kong Office:
Cosco Tower, Room 4612
183 Queen's Road Central, Hong Kong
Tel: (852) 2526-9262, 2802-4878
Fax: (852) 2815-4726, 2511-3538
Mobile: (852) 6092-6552
Email: swongcpa@netvigator.com

Website: http://www.swongcpa.com

East/West Securities Co.
(A Partnership)
Balance Sheets
December 31, 2004 and 2003

		2004	2003
ASSETS			
Current Assets			
Cash & Cash Equivalents	(Note 2)	$ 143,302	$ 123,298
Restricted Cash	(Note 6)	100,000	100,000
Total Cash		$ 243,302	$ 223,298
Marketable Securities		39,680	26,400
Securities Not Readily Marketable		-	11,340
Commission Receivable		28,380	48,311
Unsecured Customer Receivable		-	136
Other Receivable		5,274	1,643
Prepaid Rent		1,834	-
Total Current Assets		$ 318,470	$ 311,128
Property and Equipment	(Note 2 & 3)		
At Cost		148,751	184,096
Less: Accumulated Depreciation		(133,111)	(168,694)
		15,640	15,402
Other Assets			
Rental Deposit	(Note 4)	1,834	9,299
Total Assets		$ 335,944	$ 335,829

The accompanying notes are an integral part of the financial statements

See Accountant's Report

East/West Securities Co.
(A Partnership)
Balance Sheets
December 31, 2004 and 2003

		2004	2003
LIABILITIES AND PARTNERS' CAPITAL			
Current Liabilities			
Accrued Liabilities		23,772	29,491
Automobile Loan-Current	(Note 8)	5,723	5,255
Payroll Tax Payable		7,764	-
Total Current Liabilities		$ 37,259	$ 34,746
Long Term Liabilities			
Automobile Loan	(Note 8)	1,848	7,570
Total Liabilities		$ 39,107	$ 42,316
Partners' Capital			
Leslie U. Harris		145,451	143,822
Nai Fung Chen		151,386	149,691
Total Partners' Capital		$ 296,837	$ 293,513
Total Liabilities and Partners' Capital		$ 335,944	$ 335,829

The accompanying notes are an integral part of the financial statements

See Accountant's Report

East/West Securities Co.
(A Partnership)
Notes to Financial Statements
for the years ended December 31, 2004 and 2003

1. The Company

East/West Securities Co. was formed as a Partnership on June 11, 1981 under the laws of the State of California. A written partnership agreement was executed on May 20, 1993, formalizing the existing business relationship.

East/West Securities Co. is a registered broker/dealer servicing individual and institutional investors in the U.S. and abroad.

The organization consists of two partners, with Nai Fung Chen owning a 51% interest and Leslie U. Harris owning a 49% interest. Income or loss is being shared in the same proportion. The Company operates as a broker/dealer registered pursuant to Section 15-b of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

The Company maintains its general ledger and journals with the accrual method of accounting. Accordingly, the accompanying financial statements have been prepared on the accrual basis of accounting. A summary of significant accounting policies is outlined below: -

(A) Property and Equipment

Property and Equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Property and equipment are depreciated over their estimated useful lives ranging from 3-7 years by the straight-line method.

(B) Income Taxes

There is no provision for income taxes since a Partnership is not a taxable entity. Individual partners report their distributive shares of partnership income or loss for tax purposes.

(C) Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(D) Securities Transactions

Securities transactions are recorded on a settlement date basis, except for proprietary transactions and the related expenses, which are recorded on a trade date basis.

(E) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(F) Reclassifications

Certain accounts in the prior-year financial statements have been reclassified to conform with comparison of the current-year financial statements.

3. Property and Equipment

Property and Equipment as of December 31, 2004 consisted of the following: -

Category	At Cost	Accumulated Depreciation	Depreciated Value
Furniture & Fixtures	$ 13,992	$ 12,750	$ 1,242
Machinery & Equipment	44,511	36,357	8,154
Automobiles	80,198	76,917	3,281
Leasehold Improvement	3,429	466	2,963
Computer Software	6,621	6,621	---
	$ 148,751	$ 133,111	$ 15,640

Property and Equipment as of December 31, 2003 consisted of the following: -

Category	At Cost	Accumulated Depreciation	Depreciated Value
Furniture & Fixtures	$ 25,813	$ 25,385	$ 428
Machinery & Equipment	63,390	60,560	2,830
Automobiles	80,198	69,041	11,157
Leasehold Improvement	8,074	8,074	---
Computer Software	6,621	5,634	987
	$ 184,096	$ 168,694	$ 15,402

4. Lease Commitment

On September 24, 2003, an amended lease for a smaller office adjacent to the original space was renewed for the term commencing January 1, 2004 and expiring December 31, 2005. The security deposit of $9,299 retained from the prior lease will be deducted from the monthly rental charge of $1,834 until the balance is brought down to $1,834 as security deposit. The base rent for the first year of the lease (01/01/04 – 12/31/04) was $22,002, payable in equal monthly installments of $1,833.50.

Future minimum operating lease payments for the next year until termination will be: -

Year ended December 31	Lease Payment
2005	$22,002

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $256,299 per computation disclosed in the accompanying Supplementary Information, which was $156,299 in excess of its required minimum net capital of $100,000. The Company's net capital ratio was 0.15 to 1. At December 31, 2003, the Company had net capital of $ 249,556, which was $199,556 in excess of its required minimum net capital of $50,000. The Company's net capital ratio then was 0.74 to 1.

6. Restricted Cash

The Company agrees to maintain a good faith deposit of $100,000 at U.S. Clearing Corp.

7. Advertising Expense

Pursuant to the Accounting Policy in the United States, the Company expensed the whole of $16,524 advertising incurred during the year.

8. Automobile Loan

On March 25, 2000, the Company purchased a year 2000 Lincoln – LS automobile at a cost of $38,822, of which $28,125 was financed by way of a bank loan for a term of six years from May 2000 to April 2006 at 8.55% interest with a monthly payment of $512 which includes principal and interest.

As of December 31, 2004, the outstanding loan balance was $7,571 after servicing for 56 monthly payments, of which $5,723 was short term and $1,848 was long-term liability.